Filed by Columbia Financial, Inc.

(Commission File No.: 001-38456)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Northfield Bancorp, Inc.

(Commission File No.: 001-35791

This filing relates to the proposed merger of Northfield Bancorp, Inc. (“Northfield”) with and into Columbia Financial, Inc., a newly-formed Maryland corporation and subsidiary of Columbia Financial, Inc., a Delaware corporation (“Columbia”).

On February 2, 2026, Columbia and Northfield circulated the following communication regarding the proposed merger.

Columbia Bank and Northfield Combination FAQ:

Quick Links in This Document:

Client FAQ

Employee FAQ

Shareholder FAQ

Overview: What’s Happening and Why

Columbia Bank (the “Bank”) will be undertaking a “second-step” conversion, pursuant to which the Bank will convert from the mutual holding company form of organization to the stock holding company form of organization. As part of the second-step conversion, the Bank will form a new holding company will sell stock in a public offering and the shares of Columbia common stock by our existing public shareholders will be exchanged for shares of the new holding company. Upon the completion of the conversion and stock offering, (1) the Bank will become the wholly owned subsidiary of the new Holding Company, and (2) the new Holding Company will be entirely owned by public shareholders.

Immediately following the completion of the conversion and stock offering, the new Holding Company and the Bank intend to acquire Northfield Bancorp, Inc. and its wholly owned subsidiary, Northfield Bank, pursuant to the terms of a merger agreement dated as of January 31, 2026. The merger will bring together two long-established community banks with shared values, deep local roots, and complementary strengths. We believe that the merger will form a stronger and more competitive regional bank that can:

•	Expand our branch footprint, convenience, and customer service capacity
•	Deliver broader and more advanced financial products
•	Invest more deeply in technology and digital experiences
•	Strengthen long-term stability and community support for clients, employees, and shareholders

The merger is expected to expand the Bank’s presence across New Jersey and to introduce Columbia into two important new markets, Staten Island and Brooklyn, enhancing our ability to serve households, small businesses, and growing sectors across the region.

The completion of the conversion, the stock offering, and the merger are subject to a number of conditions, including the approval of the conversion by the shareholders of the Mid-Tier Company and the members of the MHC, the approval of the merger by the shareholders of both the Mid-Tier Company and Northfield, the receipt of all required regulatory approvals and the satisfaction of various other closing conditions.

Over the course of the next few months, the new Holding Company will make various filings with the SEC that include detailed information regarding both the conversion and the merger. When filed, these documents and other documents relating to the proposed transactions can be obtained free of charge from the SEC’s website at www.sec.gov.

How will the conversion offering work?

As a result of the conversion, the Bank will form a new holding company that will sell stock in a public offering and the shares of Columbia common stock held by our existing public shareholders will be exchanged for shares of the new holding company. Here is how it will work:

•	Eligible depositors (and some eligible borrowers) of the Bank will have the right, but no obligation, to buy stock in the conversion offering and will be sent offering materials at the time when the offering is formally commenced.

•	Shareholders of Columbia Financial and members of Columbia Bank MHC will receive proxy materials in connection with the shareholder and member votes needed to approve the conversion.

•	Upon the completion of the conversion and stock offering, (1) the Bank will become the wholly owned subsidiary of the new Holding Company, and (2) the new Holding Company will be entirely owned by public shareholders.

•	Immediately following the completion of the conversion and stock offering, the new Holding Company and the Bank intend to acquire Northfield Bancorp, Inc. and its wholly owned subsidiary, Northfield Bank, pursuant to the terms of a merger agreement dated as of January 31, 2026.

Why We’re Combining

We believe that the merger with Northfield better positions us for long-term success by enabling us to:

•	Expand the combined franchise into Staten Island and Brooklyn
•	Strengthen our broad New Jersey presence
•	Offer a wider range of products, advisory services, and digital capabilities
•	Support more small businesses and emerging regional sectors
•	Continue investing in a modern and convenient customer experience
•	Build a more resilient, extensive, and community-focused organization

We are committed to creating the best of both organizations for clients, employees, and shareholders.

Our Commitment

We are committed to delivering:

•	A seamless experience for clients
•	A supportive transition for employees
•	Transparent communication across all stakeholders
•	Sound, responsible stewardship and value for shareholders
•	A future-ready organization that combines the strengths and values of both banks

When and how will the two banks be integrated?

Bank integrations and systems conversions require extensive planning to ensure a secure, stable transition for:

•	Customers’ accounts and services
•	Employees’ systems, roles, and workflows
•	Regulators and risk management frameworks
•	Shareholder reporting and governance

We currently expect that the conversion, stock offering and merger will be completed in the third quarter of 2026 and that, following the completion of the transactions, the full systems conversion of Northfield Bank and Columbia Bank will occur in the first quarter of 2027.

We will update employees, customers, and shareholders clearly and early at each step.

Client FAQ

Will anything change with my accounts now?

No. All accounts, cards, online tools, and services continue to operate normally. You do not need to take any action.

How will I know if something changes?

Following the completion of the merger, Northfield customers will receive:

•	Welcome packages
•	Transition timelines
•	Step-by-step instructions for any actions needed
•	Clear explanations of enhancements or updates

Columbia customers will also receive communications as appropriate.

Will I receive new debit cards, checks, or routing numbers?

If these updates are needed, we will notify customers well in advance with clear instructions.

Can I use either bank’s branches?

Not yet. Please continue using your current bank’s branches until we communicate that systems and access have been fully integrated.

Will my loan or deposit terms change?

No, loan and deposit terms will not change as a result of the merger. Any future changes will include advance notice and clear explanations.

How Clients Benefit

Following the completion of the merger, we believe that customers of both Columbia and Northfield will benefit from the combined strength, scale, and capabilities of both institutions. The expected benefits of the merger for customers include:

1.	More access and convenience

•	100+ combined branches across New Jersey, Staten Island, and Brooklyn
•	Expanded ATM access
•	Experienced teams and banking specialists

2.	Enhanced digital and mobile experience

With combined investment capacity, customers can expect:

•	Faster, more intuitive digital banking
•	More robust security features
•	Expanded self-service and payment capabilities

3.	Broader product choice

A larger organization means more options, including:

•	Expanded small business lending
•	More treasury and cash-management tools
•	Additional mortgage and consumer lending programs
•	Access to subsidiaries like Columbia Insurance Services (insurance), Columbia Financial Services (wealth management) and First Jersey Title Services (title insurance) – enabling more capabilities through one, unified team

4.	Greater stability and financial strength

The combined bank will have greater scale to:

•	Invest in technology
•	Maintain competitive deposit and loan programs
•	Ensure long-term resilience

5.	A team built around experience

Clients will be supported by a blended team that represents the best talent and strengths from both banks.

Will any branches be closed?

Both banks will continue operating their existing locations during the integration period. As we align our combined branch network, we will evaluate locations thoughtfully and strategically. Any future adjustments will be based on:

•	Customer convenience and access
•	Community needs
•	Branch performance and overlap
•	Opportunities to enhance service through modernized formats

If changes occur, customers will receive advance notice, along with clear guidance on nearby branches, digital options, and support resources. Our goal is to ensure greater access, not less, across our expanded New Jersey, Staten Island, and Brooklyn footprint.

Addressing Customer Questions About Employees

Customers frequently want reassurance that their banking team is supported and secure. Here’s what they should know:

•	We are committed to thoughtful, respectful evaluation of roles
•	Many employees from both banks will continue serving customers
•	Any workforce adjustments will be handled carefully, with support
•	Integration includes comprehensive employee training
•	A blended team will ensure continuity, experience, and service quality

Employee FAQ

How will the merger impact my job?

As a combined organization with more than $18 billion in assets and significant capital expected from the conversion offering, Columbia will be well positioned to support growth, stability, and expanded opportunities across the combined organization. Columbia has reviewed the future needs for client-facing commercial teams and branch employees for the combined bank and intends to offer employment to all Northfield commercial loan officers, business development officers and Northfield branch employees that are in good standing, unless terminated for cause prior to or after the merger.  In the coming weeks, Columbia’s Human Resources Department will work with management to evaluate all other job positions in the combined entity and notify you as soon as possible about the details of your future with Columbia Bank.

Will my work location change in connection with the Merger?

Possibly. However, Columbia Bank has made a commitment to maintain a presence in Rahway, New Jersey.

How will my benefits be impacted by the Merger?

The Northfield ESOP and Northfield 401(k) Plan will be terminated in connection with the merger and distributed in accordance with the terms of the respective plans. All Northfield employees that continue with Columbia Bank post-merger (‘continuing employees”) will be eligible to participate in the Columbia Bank 401(k) Plan with prior service credit for eligibility and vesting and to participate in the Columbia Bank ESOP with prior service recognized for vesting but not for purposes of the six (6) month waiting period for eligibility. All Northfield continuing employees will remain under the Northfield health and welfare plans through December 31, 2026, and then will be eligible to participate in the Columbia Bank health and welfare plans effective January 1, 2027. There will be no gap in health and welfare coverage for continuing employees. A separate FAQ will be provided to you in the coming weeks that provides additional detail on the Columbia Bank employee benefit plans, arrangements and policies and the impact of the merger on other Northfield employee benefit plans, arrangements and policies.

What if I am contacted by the media regarding this transaction?

If you are contacted by media and asked to comment on the transaction, please advise the media contact that we have a knowledgeable team ready to answer their questions. Kindly ask for their name, affiliation and the nature of their inquiry and route the inquiry to your Director of Marketing. Do not comment on the conversion, stock offering or merger in any manner.

Shareholder FAQ

Where can I learn more about the conversion, stock offering and merger?

The new Holding Company will file a registration statement on Form S-1 with the SEC, as well as other relevant documents, concerning the proposed conversion and stock offering. The new Holding Company will file a registration statement on Form S-4 with the SEC, as well as other relevant documents, concerning the proposed merger. When filed, these documents and other documents relating to the proposed transactions can be obtained free of charge from the SEC’s website at www.sec.gov. See “Important Additional Information and Where to Find It” below.

Will shareholders vote on the transaction?

The conversion must be approved by the shareholders of Columbia, and the merger must be approved by the shareholders of both Columbia and Northfield. Over the course of the next few months, the new Holding Company will make various filings with the SEC that include detailed information regarding both the conversion and the merger. Where required, shareholders will receive formal proxy materials outlining voting procedures, timing, and recommendations.

Disclaimer and Caution About Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Columbia Financial, Inc. (“Columbia”) and Northfield Bancorp, Inc. (“Northfield”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Columbia or Northfield or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (ii) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by Columbia’s and/or Northfield’s shareholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all; (iii) the outcome of any legal proceedings that may be instituted against Columbia or Northfield; (iv) the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and Northfield operate; (v) the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; (vi) the possibility that the final appraisal of Columbia conducted by RP Financial, LC will differ from the preliminary appraisal conducted by RP Financial, LC; (vii) the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks; (viii) the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; (ix) the diversion of management’s attention from ongoing business operations and opportunities; (x) potential adverse reactions of Columbia’s or Northfield’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (xi) a material adverse change in the financial condition of Columbia or Northfield; (xii) changes in Columbia’s or Northfield’s share price before closing; (xiii) risks relating to the potential dilutive effect of shares of Columbia’s common stock to be issued in the proposed transaction; (xiv) general competitive, economic, political and market conditions; (xv) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and (xvi) other factors that may affect future results of Columbia or Northfield, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Columbia’s, Northfield’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Columbia’s, Northfield’s or the combined company’s results.

Although each of Columbia and Northfield believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Columbia or Northfield will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Columbia with the Securities Exchange Commission (“SEC”), and in Northfield’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by Northfield with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Columbia, Northfield or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Columbia and Northfield urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Columbia and Northfield. Forward-looking statements speak only as of the date they are made and Columbia and/or Northfield undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Columbia intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Columbia capital stock to be issued in connection with the proposed merger and that will include a joint proxy statement of Columbia and Northfield and a prospectus of Columbia (the “Joint Proxy Statement/Prospectus”), and each of Columbia and Northfield may file with the SEC other relevant documents concerning the proposed merger. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of Columbia and Northfield to seek their approval of the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS OF COLUMBIA AND NORTHFIELD ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COLUMBIA, NORTHFIELD AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Columbia and Northfield. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about Columbia and Northfield, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Columbia by accessing Columbia’s website at https://ir.columbiabankonline.com/financials/sec-filings/default.aspx or from Northfield by accessing Northfield’s website at https://ir.enorthfield.com/financials/sec-filings/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Columbia Investor Relations, 19-01 Route 208 North, Fair Lawn, New Jersey 07410, or by calling (833) 550-0717, or to Northfield by directing a request to Northfield Investor Relations, 581 Main Street, Suite 810, Woodbridge, New Jersey 07095 or by calling (732) 499-7200 x2519. The information on Columbia’s or Northfield’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Columbia, Northfield and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Columbia and Northfield in connection with the proposed transaction. Information about the interests of the directors and executive officers of Columbia and Northfield and other persons who may be deemed to be participants in the solicitation of shareholders of Columbia and Northfield in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.

Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is also set forth in the definitive proxy statement for Columbia’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 25, 2025 (the “Columbia 2025 Proxy Statement”) and other documents subsequently filed by Columbia with the SEC. Information about the directors and executive officers of Columbia, their ownership of Columbia common stock, and Columbia’s transactions with related persons is set forth in the sections entitled “Stock Ownership,” “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis” and “Executive Compensation,” of the Columbia 2025 Proxy Statement. To the extent holdings of Columbia’s common stock by the directors and executive officers of Columbia’s have changed from the amounts of Columbia’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Information about the directors and executive officers of Northfield and their ownership of Northfield common stock can also be found in Northfield’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, as filed with the SEC on April 14, 2025 (the “Northfield 2025 Proxy Statement”) and other documents subsequently filed by Northfield with the SEC. Information about the directors and executive officers of Northfield, their ownership of Northfield common stock, and Northfield’s transactions with related persons is set forth in the sections entitled “Voting Securities and Principal Holders Thereof,” “Corporate Governance and Board Matters,” “Executive Compensation” and “Proposal 1 – Election of Directors” of the Northfield 2025 Proxy Statement. To the extent holdings of Northfield common stock by the directors and executive officers of Northfield have changed from the amounts of Northfield common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.